Exhibit 99.1

Origin Agritech Limited

Notice of Annual General Meeting of Shareholders to be Held on December 15, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Origin Agritech Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), will be held at 9:00am, Beijing time at No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206, China. At the meeting, management will present the 2005 annual report with audited financial statements. There are no specific items that the board of directors requests the shareholders to vote on at this meeting, but the shareholders may transact any business as may properly come before the annual general meeting or any adjournment or postponement thereof.

All shareholders registered in the register of members at the close of business on November 27, 2006 can and are cordially invited to attend this annual general meeting of shareholders. Shareholders who cannot attend the meeting in person may appoint a proxy to attend the meeting. A proxy card is enclosed with this notice. To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

For the Board of Directors

By:	/s/ Dr. Han Gengchen
Beijing, China	Name: Dr. Han Gengchen
November 30, 2006	Title: Chairman and Chief Executive Officer